Filed by OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisitions Corp I

Commission File No.: 001-41161

Date: April 26, 2023

OpSec Group Business Combination with Investcorp Europe Acquisition Corp I

Deal Announcement Investor Conference Call Transcript: April 26, 2023

Operator:

Good morning, and welcome to the investor conference call relating to the proposed business combination between OpSec Group, or OpSec, and Investcorp Europe Acquisition Corp I, or Investcorp Europe.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, statements relating to OpSec Group and Investcorp Europe’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future OpSec Group product development and performance. This includes, but is not limited to, the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Any statements made on this call that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today and to review Investcorp Europe’s filings with the SEC (which include a copy of the investor presentation) for a discussion of these risks that can affect the business combination, OpSec Group’s business, and the business of the combined company after completion of the proposed business combination.

Investcorp Europe and OpSec Group are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The information discussed on this call is qualified in its entirety by the Current Report on Form 8-K that was filed by Investcorp Europe on April 26, 2023 and may be accessed on the SEC’s website. We encourage you to read the Form 8-K, including the press release issued today and the accompanying presentation, Investcorp Europe’s other public filings with the SEC, as well as the Registration Statement on Form F-4 and other documents to be filed with the SEC in connection with the proposed business combination, which will be available on the SEC’s website, and, in particular, to the sections captioned “Risk Factors” therein, for a discussion of the risks that can affect the transaction, Investcorp Europe’s and OpSec Group’s businesses, and the outlook of the combined company.

This call is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Hosting today’s call is Ruby McGregor-Smith C.B.E., Chief Executive Officer of Investcorp Europe and Hazem Ben-Gacem, Chairman of Investcorp Europe and also a Co-CEO at Investcorp Holdings B.S.C. (c), or “Investcorp Holdings” and from the OpSec Group is Dr. Selva Selvaratnam, Chief Executive Officer and Bev Dew, Chief Financial Officer.

I will now turn the call over to Ruby McGregor-Smith, CEO of Investcorp Europe. Please go ahead.

Baroness Ruby McGregor-Smith C.B.E. – Chief Executive Officer of Investcorp Europe:

Thank you, operator, and thank you for all of you joining us today. I am Ruby McGregor-Smith, CEO of Investcorp Europe Acquisition Corp I, and I am delighted to announce this transaction between Investcorp Europe and OpSec Group.

All of us at Investcorp Europe are incredibly excited to be partnering with OpSec Group on this transaction. Investcorp Europe has an extraordinarily deep bench of talent, including business founders, operators, venture capitalists, private equity partners, investors, former chief executives and former public company board members. We spent considerable time looking for the right company that fit our search criteria, and we firmly believe that OpSec Group is the one.

OpSec Group is a portfolio company managed by Investcorp Technology Partners, which is an affiliate of Investcorp Europe’s sponsor. The transaction has been approved by the board of directors of Investcorp Europe based on its independent advice and unanimous recommendation of a committee comprised solely of Investcorp Europe’s disinterested independent directors, and Kroll has rendered a fairness opinion to the committee as part of its due diligence procedures in evaluating OpSec Group as a viable target company.

The transaction values OpSec Group at a pro-forma enterprise value of $426 million. This transaction is supported by a $50 million backstop by the sponsor of Investcorp Europe, with up to $199 million in gross transaction proceeds available to the Company, before taking into account the potential impact of redemptions.

OpSec Group’s current shareholders are rolling 96% of their equity, with any proceeds in excess of minimum cash being delivered to the balance sheet, evidencing the clear alignment with all stakeholders.

We believe OpSec Group is truly a remarkable company, bringing together the full lifecycle for optimizing, monetizing, and protecting brands and IP for the world’s leading brand and content owners.

I will now pass you over to Hazem to share a few words.

Hazem Ben-Gacem – Chairman of Investcorp Europe and Co-CEO at Investcorp Holdings:

Thank you Ruby, and good morning everyone.

We are so pleased to be in a position to bring this transaction to shareholders.

Our objective, as I think you all remember, since founding Investcorp Europe has been to both assist a company in its transition to the public markets and perhaps more importantly to introduce a differentiated opportunity that would be compelling and attractive to institutional investors. This was the commitment which we made to you at the onset of this SPAC about nine month ago and this is a commitment we continue to have to you today.

We believe the OpSec Group represents a truly terrific opportunity to invest in a truly global, category defining leader in the brand protection and enhancement fields, and the structure of this transaction will allow this business to have the opportunity to execute on an even broader scale.

We have been particularly impressed by the quality of the management team, led by CEO Dr. Selva Selvaratnam, which you will hear from shortly, who has held several C-level positions in the software and security solutions industry for over 35 years now. The company’s differentiated capabilities to tackle the complex challenges in brand optimization and IP, monetization and protection resonates loudly with Investcorp Europe, and is supported by an extremely deep bench of talent.

The OpSec Group team is exceptional, and their products, services, and solutions can be found at the heart of some of the world’s most valuable and recognizable brands and intellectual property. We’re confident that this transaction is a great cultural and strategic fit for Investcorp Europe and OpSec and we’re excited to become part of the team to fulfill OpSec’s vision.

With that, I’ll turn things over to Dr. Selva Selvaratnam, CEO of OpSec Group.

Dr. Selva Selvaratnam – Chief Executive Officer, OpSec Group:

Thank you everyone for listening today. I am honored to be here today to introduce you to the OpSec Group.

OpSec Group was founded with the mission to become a leader in brand protection and enhancement. Our aim is to bring innovation to the way in which enterprises create and safeguard the significant intangible value that is embodied in their brands and products. With the global value of counterfeiting and piracy estimated at $2.8 trillion in 2022, the threat posed by the imitators, content pirates, and fraudsters is profound, and looks set to increase further given continued growth in e-commerce, online content, and social media. Creating, nurturing, and protecting intellectual property and brand identities in this environment has unquestionably become one of the defining priorities for leading enterprises.

Through a combination of organic growth and strategic acquisitions, OpSec Group has grown into a market leader in brand protection and IP management. We are truly excited to advance our growth strategy through our partnership with Investcorp Europe.

At OpSec Group, material scientists, optical engineers, and designers work alongside software engineers, online analysts, and IP professionals. Around the world, our approximately 1,300 employees ensure the integrity of brands and their IP, operating from secure production facilities, design labs, security hubs, online security operation centers, and offices around the world.

The senior team at OpSec Group has many years of combined experience across the security, technology, and business services as well as intellectual property domains, bringing together a unique blend of expertise. Innovation is at the heart of OpSec Group, with an emphasis on technology and creative talent and a strong roadmap of new products and services. This includes technology developments in areas such as artificial intelligence, data analytics, network analysis, and optical and materials science.

On the 18th of April of this year, we acquired Zacco, a leading intellectual property (IP) management and protection company. Bringing with it both a significant heritage and a pioneering approach to IP, Zacco has focused on helping customers build and maintain their brand ideas, identity, and technology within a conventional IP framework. OpSec Group will combine the respective strengths of the two businesses to help customers maximize the value of their IP portfolios, take advantage of new opportunities, and counter vulnerabilities and threats that these may bring.

Intangible assets, largely driven by ideas, persistent innovation, and continuous creativity, now account for around 90% of the market value of companies in the S&P 500. At the same time, brand identities remain an intrinsic part of what and how consumers buy, from basic recognition of products and services to the embodiment of values and a guarantee of trust. A select few brands have even taken on a greater cultural significance.

As such, creating and protecting intellectual property and brand identities has become one of the most critical priorities for leading enterprises. For brand and content owners, responding to the growing threats posed by counterfeit, imitation, media piracy, and other unauthorized activities, requires a response that spans multiple disciplines.

These responses must be managed carefully to avoid unintended consequences, including the addition of cost and complexity to products and operations, damage to channel and commercial relationships, and harm to consumer and audience experience. This is increasingly requiring specialist services and technology that span different skillsets and some established domains, from IP management and business services, to technology, design, and solution integration.

OpSec Group addresses the end-to-end lifecycle with solutions that address IP and brand optimization, monetization, and protection. This includes the provision of both discrete products and services, as well as more complex solutions. As such, this could include the registration of a single patent, the supply of a security label, or the online protection of a series of content titles. But it could equally include a complete solution for brand licensing. This could span upfront services to register and manage the brand properties; software to manage licensing programs and royalty collection; enhancement and authentication for physical merchandise; engagement marketing for followers and fans; and the takedown of unauthorized or fake merchandise and sellers. Our end-to-end solutions help streamline approach, such as expediting the scale-up of online brand monitoring, as well as components, such as multi-functional product identifiers. As such, OpSec Group brings together our deep understanding of the intellectual property environment with security, design, and practical know how, to meet the exacting needs of leading brands.

OpSec Group holds a leadership position in the market, spanning the management and protection of brands and IP. What distinguishes us across our related markets is our global presence and customer profile. We work with around two-thirds of the world’s most valuable global brands, as defined by the top 100 brands that feature in the Interbrand Best Global Brands 2022.

These customers demand a level of technology expertise, surety of supply, global reach, market knowledge, practical knowhow, and service responsiveness, regardless of whether they require a security label or online brand protection. This critical scale and technology-enabled model is a defining feature of OpSec Group’s position and credibility with the world’s leading brands.

In addition, unlike some competitors, particularly in the brand protection market, the ability to offer a comprehensive, multi-technology portfolio distinguishes OpSec Group from smaller players and allows us to adapt to the needs of different industries. Finally, when supplying security products and working in business-critical aspects of customer operations, an exemplary track record of physical and cyber security is essential, and OpSec Group has maintained both over many years.

OpSec Group’s strategy focuses concurrently on operational effectiveness and the addition of new capabilities and skills as well as expansive and acquisitive growth into adjacent markets.

While the three disciplines of brand and IP optimization, monetization, and protection often require a broadly comparable approach, regardless of industry, certain sectors demand more specific solutions. As such, OpSec Group pursues a horizontal strategy, which focuses on delivering a suite of world class core solutions and services, and a vertical strategy, which adapts these to the needs of key industries and adds sector-specific offerings or features. This is based on a belief that within certain industries, such as sports or media, the caliber of OpSec Group’s customers and the scale of the opportunity will demand an elevated response to remain a preferred partner.

Through our decades of growth and expansion, we have garnered significant experience and the trust of approximately 5,000 of the world’s most recognized brands across media and technology, sports and apparel, and consumer and industrial products, as well as governments and financial institutions, setting us apart from the wide range of existing and emerging players.

Now I’d like to hand things over to Bev Dew, the CFO of OpSec Group to discuss our financials. Bev?

Bev Dew – Chief Financial Officer, OpSec Group:

Thank you Selva, and good morning everyone.

Today I’m going to give you a brief overview of the OpSec Group, walk through our revenue drivers and highlight key areas within our summary income and expenditure account.

Firstly, I would note that with the majority of the OpSec Group’s assets and management operating outside of the US, we will be filing as a foreign private issuer and therefore all of the results and forecast we are presenting are reported under IFRS with a March 31st year end date.

As a percentage of the total, 95% of our revenue is reoccurring and based on established contractual relationships. OpSec Group has a very strong track record in client service and quality with greater than 90% retention annually across a base of more than 5,000 customers. In addition, our cash conversion is robust, enabling ongoing investment in the operating platforms and technical capabilities.

With the recent Zacco acquisition, our business can be divided into the acquired IP portfolio segment and OpSec solutions.

The OpSec solutions business, a tech-enabled and integrated solution, operates across a number of spaces and benefits from long term contractual relationships in defensive sectors including government and financial services, as well as a significant proportion of our client revenue generation across sports and apparel.

Medium-term revenue growth is largely being driven by recent contract wins in the government sector and key external tailwinds in counterfeit and unauthorized selling, adoption of ESG policies and the circular economy.

OpSec solutions tech enabled services are built around the 2020 acquisition of the MarkMonitor business from Clarivate. Integration and restructuring were delayed by the Covid pandemic but is now complete, with previously underinvestment giving way to a strong base of growth.

The recently acquired Zacco business is the IP solutions market leader in the Nordics and, following its own tech enabled transformation, offers high quality, price competitive management of trademarks and patents both pre-and post-creation. We would note that the largest growth driver for the Zacco group is its highly defensive, annuity style revenue stream of annual patent and periodic trademark renewals.

Overall, Zacco enables OpSec Group to significantly expand our client base and offers a powerful combination of services to external clients and stakeholders within those businesses.

Turning to the overall business, pro-forma fiscal 2023 revenue for the combined OpSec Group, which includes Zacco, is expected to be approximately $218 million. Note that fiscal 2023 revenue for the OpSec solution business was adversely impacted by currency fluctuations in its Euro and Sterling denominated trading, and also by the Group’s immediate exit from the Russian market.

Over the last two fiscal years, OpSec Group’s EBITDA has outpaced revenue due to benefits from investments in proprietary back of office systems and automation, as well as new production capacity and the allocation of resources to lower cost economies. In combination with the strong revenue dynamics previously outlined, EBITDA margins have expanded from fiscal 2021 through fiscal 2023.

Cash conversion, post discretionary growth cap-ex, has been relatively stable.

Within Zacco, gross margins include costs associated with experts and patent and trademark external support, which are recharged to clients at relatively low cost and this accounts for around 40% of Zacco’s revenue. Please see our investor presentation filed today and posted on our investor relations website for additional supporting financial information.

In summary, we remain focused on the significant opportunity ahead of us and are committed to driving returns for our stakeholders.

Thank you for your attention and now, I’d like to hand it back to Selva for closing remarks.

Dr. Selva Selvaratnam – Chief Executive Officer, OpSec Group:

Thank you, Bev.

As you’ve just heard, the OpSec Group is a global leader in the management and protection of intellectual property and brands. Our comprehensive offering helps the world’s best enterprises optimize, monetize, and protect the value of their identities, ideas, and assets through a range of technology-enabled services, products, and solutions. But we are just getting started.

We believe that the transaction with Investcorp Europe will assist OpSec Group in accelerating our growth and reach, enabling customers to realize the value and ensure the integrity of their physical and digital IP as well as brand portfolios, from trademarks and technology to products and content.

Thank you for your time and consideration.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed transaction, OpSec Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement/prospectus and other relevant documents, which will be both the proxy statement to be distributed to Investcorp Europe’s shareholders in connection with Investcorp Europe’s solicitation of proxies for the vote by Investcorp Europe’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities of OpSec Holdings to be issued in connection with the business combination. SHAREHOLDERS OF INVESTCORP EUROPE ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT OPSEC HOLDINGS AND INVESTCORP EUROPE WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Shareholders and investors will be able to obtain free copies of the proxy statement and other relevant materials (when they become available) and other documents filed by OpSec Holdings and Investcorp Europe at the SEC’s website at www.sec.gov. Copies of the prospectus/proxy statement (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, on Investcorp Europe’s website at www.investcorpspac.com or by directing a request to: Investcorp Europe Holdings Acquisition Corporation, Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, Attention: Chief Executive Officer.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of Investcorp Europe, OpSec Group and OpSec Holdings and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investcorp Europe’s directors and executive officers is available in Investcorp Europe’s final prospectus dated December 17, 2021 relating to its initial public offering and in Investcorp Europe’s subsequent filings with the SEC. Other information regarding OpSec Group and OpSec Holdings and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed transaction, including the risks that (a) the proposed transaction may not be consummated within the anticipated time period, or at all, (b) Investcorp Europe may fail to obtain shareholder approval of the issuance of shares in connection with the proposed transaction, (c) the parties may fail to secure the termination or expiration of any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or required approvals under other applicable antitrust, competition and foreign investment laws, if any, and (d) other conditions to the consummation of the proposed transaction under the business combination agreement may not be satisfied; (2) the effects that any termination of the business combination agreement may have on Investcorp Europe or OpSec or their respective business, including the risks that Investcorp Europe’s share price may decline significantly if the proposed transaction is not completed; (3) the effects that the announcement or pendency of the proposed transaction may have on Investcorp Europe and its business, including the risks that as a result (a) Investcorp Europe’s business, operating results or stock price may suffer or (b) Investcorp Europe’s or OpSec’s current plans and operations may be disrupted; (4) the inability to recognize the anticipated benefits of the proposed transaction; (5) unexpected costs resulting from the proposed transaction; (6) changes in general economic conditions, including as a result of the COVID-19 pandemic; (7) regulatory conditions and developments; (8) changes in applicable laws or regulations; (9) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed transaction and instituted against Investcorp Europe, OpSec and others; and (10) other risks and uncertainties indicated from time to time in the Registration Statement relating to the proposed transaction, including those under “Risk Factors” therein, and in Investcorp Europe’s other filings with the Securities and Exchange Commission (“SEC”). Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither Investcorp Europe nor OpSec assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.